

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Marco Alfonsi
Chief Executive Officer
Can B Corp.
960 South Broadway, Suite 120
Hicksville, NY 11801

> **Re: Can B Corp.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2023**
> **File No. 333-271908**

Dear Marco Alfonsi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Philip D. Forlenza, Esq.